UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69609 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 Pennsfield Place Suite 201
(No. and Street)

| Thousand Oaks | CA | 91360 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Hagge (805)402-2541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco, Sciaccotta, Wilkes & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

| 9645 Lincolnway Lane | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Erik Hagge__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Insitutional Bond Network__ , as of __June 30__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TOMMY SOBHANPANAH
Notary Public – California
Ventura County
Commission # 2219543
My Comm. Expires Nov 16, 2021

_____
Signature

__MANAGING PARTNER__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

**INSTITUTIONAL BOND NETWORK, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**JUNE 30, 2020**

# INSTITUTIONAL BOND NETWORK, LLC

## CONTENTS

Page

Form X-17A-5 Part III:  Facing Page

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Institutional Bond Network, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Bond Network, LLC (the "Company") as of June 30, 2020, and the related notes  (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Institutional Bond Network, LLC as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

We have served as Institutional Bond Network, LLC's auditor since 2015.

*DeMarco Sciaccotta Wilkens & Dunleavy LLP*

Frankfort, Illinois
August 20, 2020

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

| | | |
|---|---|---|
| Cash | $ | 18,184 |
| Receivable from clearing firm | | 1,651,594 |
| Securities owned | | 6,630,538 |
| Secured demand note receivable | | 600,000 |
| Fixed assets (net of accumulated depreciation of $6,194) | | 2,118 |
| Due from related party | | 7,383 |
| Other assets | | 3,931 |
| TOTAL ASSETS | $ | 8,913,748 |

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

| | | |
|---|---|---|
| Accounts payable | $ | 10,303 |
| Payable to clearing firm | | 6,456,976 |
| Securities sold, not yet purchased | | 54,556 |
| Secured demand note payable | | 600,000 |
| Note payable | | 99,527 |
| Accrued expenses and other liabilities | | 250,253 |
| TOTAL LIABILITIES | | 7,471,615 |
| MEMBERS' EQUITY | | 1,442,133 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 8,913,748 |

The accompanying notes are an integral part of this financial statement.

INSTITUTIONAL BOND NETWORK, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020


Note 1 -  Organization

Institutional Bond Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").  The Company was founded in March 2011 under the laws of the State of California.  The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on January 8, 2016.

Institutional Bond Network, LLC is a limited liability company, and as such, the members' liability is limited to their investment.  The Company is a securities broker-dealer servicing institutional customers, primarily other broker-dealers.

Note 2 -  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Securities Owned and Securities Sold, Not Yet Purchased

At June 30, 2020, these securities were classified as "trading" and reported at fair value, with the unrealized gains and losses included in trading gains – net on the statement of operations.  Costs are determined on a specific identification basis for determining realized gains and losses.  At June 30, 2020, these securities, net of securities sold, not yet purchased, had a fair value of $6,575,982, a cost of $6,563,813, and an unrealized gain of $12,169.

The Company sells securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.  The Company records these obligations in the statement of financial condition at the market value of the related securities and will incur a loss if the market value of the related securities increases subsequent to the sale date.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code.  Accordingly, no income tax expense has been recorded in the statements.  All income or losses will be reported on the individual members' income tax returns.  The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.  The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2017.

Note 2 -  Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company records revenue depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company sells U.S. government, municipal and corporate debt securities. Securities transactions and the related revenue and expense are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost.  Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that extend the life of an asset are capitalized.  The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized.  Depreciation is computed on accelerated and straight-line methods and depreciable lives are generally 3-5 years.

Leases

On July 1, 2019, the Company adopted ASU 2016-02 *Leases*, which requires recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases.  This adoption did not have a material impact on the Company's financial position and results of operations.

INSTITUTIONAL BOND NETWORK, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1* inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

*Level 2* inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

*Level 3* are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liability level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

### Assets and Liabilities at Fair Value as of June 30, 2020

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Municipal bonds | - | $6,630,538 | - | $6,630,538 |
| Securities sold, not yet purchased: | | | | |
| U.S. government bonds | - | $ 54,556 | - | $ 54,556 |

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit.   The Company believes it is not exposed to any significant credit risk to cash.

Note 4 -  <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2020, the Company had net capital of $1,658,223, which exceeded its requirement by $1,558,223.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less.  At June 30, 2020, this ratio was .15 to 1.

Note 5 -  <u>Clearing Broker and Off Balance Sheet Risk</u>

The Company uses Wedbush Securities, Inc. (Wedbush) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed.  The clearing agreement requires a minimum charge of $10,000 per month.  In connection with its clearing agreement, the Company must maintain a minimum deposit with Wedbush Securities, Inc. of $250,000.

Further pursuant to its clearing agreement, customers' money balances and security positions are carried on Wedbush's books.  Under certain conditions, the Company has agreed to indemnify Wedbush for any related losses, if any, that Wedbush may sustain. Both the Company and Wedbush monitor collateral on securities transactions to minimize exposure to loss.

Additionally, there is a financing agreement between the Company and Wedbush, whereby Wedbush provides financing to the Company for the purchase of securities up to a maximum of 8 times the amount held at Wedbush, exclusive of net securities owned, at a rate of federal funds plus 175 basis points which at June 30, 2020 was 2.55%.  At June 30, 2020, the amount held at Wedbush, exclusive of net securities owned, was $1,410,863 and the amount financed was $6,456,976.  The Company was in compliance with this agreement throughout the year ended June 30, 2020.

Note 6 -  <u>Commitments</u>

The Company renewed its lease for California office space at $2,700 per month, for the period July 1, 2020 thru December 31, 2020.  The Company also renewed its lease for Boston office space at $249 per month for the period February 1, 2020 thru January 31, 2021.

Rent expense for this office space for the year ended June 30, 2020 was $29,836.

<u>Year Ending June 30:</u>

| | |
|---|---|
| 2021 | $  17,943 |
| Total Minimum Lease Payments | $  17,943 |

INSTITUTIONAL BOND NETWORK, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

Note 7 – <u>Related Party</u>

IBN Asset Management, LLC, a registered investment adviser, owes the Company $7,383 as of June 30, 2020.  IBN Asset Management, LLC is owned by the two majority members of the Company.

Note 8 – <u>Secured Demand Note Receivable - Members</u>

On March 15, 2019, the Company entered into two secured demand note agreements with two of its members for $450,000 and $150,000.  The notes are interest bearing and are secured by a pledge of certain securities as defined in the agreement.  The members agree that whenever the value (as determined in accordance with capital requirement rules and regulation of FINRA and the SEC) of pledged assets is less than the unpaid balance of the notes, the members may, at their option, pledge additional collateral to bring the capital requirements value of the collateral to or above the unpaid principal balance.

Note 9 – <u>Subordinated Note Payable - Members</u>

On March 15, 2019, the Company entered into two subordinated note payable agreements with two of its members.  The borrowing amount was for $450,000 and $150,000, payable on March 15, 2021 and bear interest at 6% per annum.  These notes are unsecured and subordinated to all present and future creditors of the Company when specifically subordinated.

Accrued interest on one of the notes is also subordinated.  The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule.  To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.  As of June 30, 2020, the outstanding balance of the notes was $600,000 with accrued interest of $12,000 of which $9,000 was subordinated.

Note 10 – <u>Note Payable</u>

On May 5, 2020, the Company was granted a loan in the amount of $99,527, pursuant to the Paycheck Protection Program "PPP".  The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses.  The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels.  The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

Note 10 – <u>Note Payable (continued)</u>

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven.

Note 11 – <u>Members' Equity</u>

Effective December 1, 2019, the Company amended and restated its operating agreement. As a result, the Company created Class A and Class B common units. As of June 30, 2020, there were 935,900 and 44,100 of Class A and Class B common units authorized and issued, respectively. In addition, there were 20,000 preferred units authorized but none were issued as of June 30, 2020.

Note 12 – <u>Contingency</u>

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

Note 13 <u>Subsequent Events</u>

Management has evaluated all subsequent events from June 30, 2020 through August 20, 2020, the date the accompanying financial statements were available to be issued and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.